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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number: 1-14118

PRESS RELEASE #06/04
QUEBECOR WORLD INC. ANNOUNCES THAT QUEBECOR WORLD CAPITAL CORPORATION
HAS EXTENDED THE EXPIRATION DATE OF ITS EXCHANGE OFFER FOR ITS 4 7/8% SENIOR
NOTES DUE 2008 AND ITS 6 1/8% SENIOR NOTES DUE 2013

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101 (b)(1):

Note:    Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by
Regulation S-T Rule 101 (b) (7):

Note:    Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                               .

March 3rd, 2004	06/04
For immediate release	Page 1 of 2

QUEBECOR WORLD INC. ANNOUNCES THAT QUEBECOR WORLD CAPITAL CORPORATION
HAS EXTENDED THE EXPIRATION DATE OF ITS EXCHANGE OFFER FOR ITS
4 7/8% SENIOR NOTES DUE 2008 AND ITS 6 1/8% SENIOR NOTES DUE 2013

Montréal, Canada — Quebecor World Inc. (NYSE, TSX: IQW) announced today that its wholly-owned subsidiary Quebecor World Capital Corporation has extended the expiration date of its offer (the "Exchange Offer") to exchange up to $200,000,000 principal amount of its 4 7/8% Senior Notes due 2008 and up to $400,000,000 aggregate principal amount of its 6 1/8% Senior Notes due 2013 (the "Initial Notes") for an equal principal amount of such notes (the "Exchange Notes") which have been registered under the Securities Act of 1933, as amended, from 5:00 p.m., New York City time, on March 3, 2004 to 5:00 p.m., New York City time, on March 5, 2004.

The complete terms and provisions of the Exchange Offer are contained in the prospectus dated January 28, 2004 and accompanying materials that were mailed on Friday, January 29, 2004 to holders of the Initial Notes.

This press release is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell any Exchange Note. The Exchange Offer may only be made pursuant to the terms of the prospectus and the accompanying materials (as both may be amended).

Questions and requests for assistance, requests for additional copies of the prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the Exchange Agent at Citibank, N.A., Agency and Trust Services, 111 Wall Street, 15th Floor, New York, New York 10043 or by telephone at 1-800-422-2066.

For immediate release	Page 2 of 2

Quebecor World Inc. (NYSE; TSX: IQW) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include Magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further Information contact:

Jeremy Roberts Vice-President, Corporate Finance and Investor Relations Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Date: March 4, 2004

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SIGNATURES